FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2006 dated May 18, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: May 19, 2006

Exhibit 99.1

Hurray! Reports First Quarter 2006 Financial Results

BEIJING, May 18, 2006 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in wireless music distribution and other wireless value-added services, artist development and music production, and wireless value-added services management software in China, today announced its unaudited financial results for the first quarter ended March 31, 2006.

FINANCIAL HIGHLIGHTS:

•	Total revenues: $16.6 million, growth of 3.9% quarter-over-quarter and 11.4% year-over-year

•	Wireless value-added services revenues: $14.5 million, decline of 0.8% quarter-over-quarter and growth of 11.8% year-over-year

•	Software and system integration services revenues: $0.6 million, decline of 54.6% quarter-over-quarter and 67.3% year-over-year

•	Recorded music revenues, which are from the Company’s new music development, production and distribution business: $1.5 million

•	Net income: $0.9 million, decline of 69.3% quarter-over-quarter and 83.5% year-over-year

•	Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $1.6 million, decline of 43.7% quarter-over-quarter and 75.7% year-over-year

•	Diluted earnings per ADS: $0.04

Commenting on the first quarter 2006 results, QD Wang, Chairman and CEO of Hurray! stated: “While we are satisfied with our revenue results which are within our previous estimate, we are disappointed with the weaker net income for the quarter due to continued weakness in our WAP business, slowdown in software business, and increased costs and operating expenses. To renew our bottomline growth, we will focus on 1) stabilizing our WAP business, 2) taking steps to ensure that we are not subject to further sanctions and penalties from the mobile operators in China, and 3) streamlining our operations to reduce costs and expenses.”

BUSINESS RESULTS

Total revenues for the first quarter ended March 31, 2006 were $16.6 million, representing a 3.9% increase over $16.0 million for the preceding quarter, and an 11.4% increase from $14.9 million for the first quarter in 2005.

Total wireless value-added services revenues were $14.5 million for the first quarter of 2006, a decline of 0.8% as compared with $14.6 million in the previous quarter and growth of 11.8% as compared with $12.9 million in the first quarter of 2005.

2.5G services revenues were $7.9 million for the first quarter of 2006, representing a decrease of 6.7% as compared with $8.5 million for the previous quarter and a decrease of 15.7% as compared with $9.4 million for the first quarter of 2005.

Of 2.5G services revenues, WAP revenues were $5.6 million, a decline of 23.7% as compared with $7.3 million in the previous quarter and a decline of 40.3% as compared with $9.4 million in the first quarter 2005. The decline of WAP revenues was caused by 1) the continued weakness of China Unicom’s WAP business, and 2) the negative impact of the previously disclosed sanction imposed by China Mobile. WAP revenues from China Unicom were $3.5 million for the quarter, as compared to $4.5 million in the previous quarter and $7.1 million in the first quarter of 2005. WAP revenues from China Mobile were $2.1 million for the quarter, as compared to $2.9 million in the previous quarter and $2.3 million in the first quarter of 2005.

MMS, which was fully commercially launched in the second quarter of 2005, recorded revenues of $1.4 million for the first quarter 2006, an increase of 23.0% as compared with $1.1 million in previous quarter.

Java(TM) revenues, which for the first time included consolidated revenues from Shanghai Magma Digital Technology Co., Ltd., a leading Java game developer we acquired at the end of 2005, were $0.9 million as compared with insignificant revenues in previous quarters.

2G services revenues were $6.5 million for the first quarter of 2006, representing an increase of 7.5% as compared to $6.1 million for the previous quarter and an increase of 85.0% as compared to $3.5 million for the first quarter of 2005.

Of 2G services revenues, SMS revenues were $3.1 million for the first quarter of 2006, representing an increase of 8.2% as compared with $2.8 million in the previous quarter and an increase of 34.2% as compared with $2.3 million in the first quarter of 2005.

IVR revenues increased 14.2% to $2.9 million for the first quarter of 2006, as compared with $2.6 million for the previous quarter and an increase of 135.3% as compared with $1.2 million for the first quarter of 2005.

RBT, which was launched at the end of first quarter 2005, recorded revenues of $0.5 million for the first quarter 2006, representing a decline of 23.6% as compared with $0.7 million in previous quarter.

Software and system integration services revenues were $0.6 million for the first quarter of 2006, representing a decrease of 54.6% as compared with $1.4 million for the previous quarter and a decrease of 67.3% as compared with $2.0 million for the first quarter of 2005. The quarterly decline of software revenue is a result of continued delays by the mobile operators in expanding or building out their 2.5G and 3G data infrastructure pending the issuance of 3G licenses. Software and system integration services revenues from time to time include revenue from third-party hardware sold on a no-margin, pass-through basis.

In the first quarter of 2006, our financial results also included for the first time revenues from recorded music, which represents the revenues of our controlled music companies into which we recently invested, Freeland Music and Huayi Brothers Music. In the first quarter, such revenues were $1.5 million.

Total gross margin was 35.5% for the first quarter of 2006 as compared with 41.5% for the previous quarter and 57.1% for the first quarter of 2005.

Gross margin for wireless value-added services was 34.6% for the first quarter of 2006, as compared with 36.8% in the previous quarter and 55.1% for the first quarter of 2005.

Gross margin for 2.5G services was 44.2% for the first quarter of 2006, as compared to 56.3% for the previous quarter and 56.5% for the first quarter of 2005. The decline of 2.5G gross margin resulted from the fact that 2.5G revenues declined in the quarter while cost of 2.5G services increased mainly due to 1) a previously disclosed penalty imposed by China Unicom on us in the amount of $0.4 million, and 2) the accrual of $0.7 million in cost for a contribution to a joint marketing fund established by China Unicom, of which about $0.2 million will be recurring each quarter going forward. China Unicom initiated the joint marketing fund with all major service providers in June 2005 and started drawing from the fund in 2006.

Gross margin for 2G services expanded to 23.0% for the first quarter of 2006 as revenues increased. This compares to 9.6% for the previous quarter and 51.2% for the first quarter of 2005.

Software and system integration services gross margin was 25.1% for the first quarter of 2006, as compared to 88.9% for the previous quarter and 70.4% for the first quarter of 2005, due to lower software revenues and higher revenues from third-party hardware sold on a no-margin, pass-through basis.

Recorded music gross margin was 48.6% for the first quarter of 2006.

Total gross profit was $5.9 million for the first quarter of 2006, representing a decline of 11.0% as compared with $6.6 million for the previous quarter and a decline of 30.7% as compared with $8.5 million for the first quarter of 2005.

Total operating expenses were $5.3 million for the first quarter of 2006, representing an increase of 20.6% as compared to $4.4 million for the previous quarter and an increase of 73.9% as compared to $3.0 million for the first quarter of 2005. The increase in operating expenses was mainly due to 1) $0.5 million in operating expenses consolidated from three acquired entities, Freeland Music, Huayi Brothers Music, and Shanghai Magma; 2) $0.3 million increase in the amortization of intangibles associated with the above three acquisitions; 3) $0.3 million in expenses associated with stock based compensation, Sarbanes-Oxley compliance and director and officer insurance; and 4) $0.2 million in other miscellaneous one-time expenses.

Interest income for the first quarter of 2006 was $0.6 million. Income tax was $0.3 million for the first quarter of 2006.

Net income was $0.9 million for the first quarter of 2006, representing a decrease of 69.3% as compared to $3.0 million for the previous quarter, and a decrease of 83.5% as compared to $5.6 million for the first quarter of 2005. Net margin was 5.5% for the first quarter of 2006 as compared to 18.7% for the previous quarter and 37.4% for the first quarter of 2005.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $1.6 million for the quarter, a decline of 43.7% as compared with $2.9 million in the previous quarter and a decline of 75.7% as compared with $6.6 million in the first quarter of 2005. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

Fully diluted earnings per ADS were $0.04 based on a weighted average of 22.5 million diluted ADSs for the first quarter of 2006. This figure compares to $0.13 based on a weighted average of 22.4 million diluted ADSs for the previous quarter and $0.31 based on a weighted average of 17.9 million diluted ADSs for the first quarter of 2005.

As of March 31, 2006, the company had outstanding 22.3 million basic ADSs and 22.5 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effects would have been anti-dilutive.

As of March 31, 2006, the company had $78.3 million in cash and cash equivalents.

The following tables compare key operating data for the company’s wireless value-added services business for first quarter 2006 and first quarter 2005:

First Quarter 2006 Revenue Breakdown by Operator Account by Service Platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$2.0	$1.1	$—	$—	$3.1
IVR	1.4	0.7	0.6	0.2	2.9
RBT	0.3	0.2	—	—	0.5

2G Revenues	3.7	2.0	0.6	0.2	6.5

WAP	2.1	3.5	—	—	5.6
MMS	1.3	0.1	—	—	1.4
Java	0.9	—	—	—	0.9

2.5G revenues	4.4	3.6	—	—	7.9

Total	$8.1	$5.6	$0.6	$0.2	$14.5

First Quarter 2005 Revenue Breakdown by Operator Account by Service Platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$0.5	$1.8	$—	$—	$2.3
IVR	0.4	0.8	—	—	1.2
RBT	—	—	—	—	—

2G Revenues	0.9	2.6	—	—	3.5

WAP	2.3	7.1	—	—	9.4
MMS	—	—	—	—	—
Java	—	—	—	—	—

2.5G revenues	2.3	7.1	—	—	9.4

Total	$3.2	$9.7	$—	$—	$12.9

First Quarter 2006 Revenue Contribution % by Operator Account by Service Platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	64.7%	35.2%	—%	0.1%	100.0%
IVR	49.0	25.6	20.6	4.8	100.0
RBT	57.1	42.1	—	0.8	100.0

2G Revenues	57.0	31.4	9.3	2.3	100.0

WAP	37.4	62.5	—	0.1	100.0
MMS	95.4	4.6	—	—	100.0
Java	100.0	—	—	—	100.0

2.5G revenues	54.9	45.1	—	—	100.0

Total	55.8%	38.9%	4.2%	1.0%	100.0%

First Quarter 2005 Revenue Contribution % by Operator Account by Service Platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	19.8%	80.2%	—%	—%	100.0%
IVR	31.9	68.1	—	—	100.0
RBT	14.3	85.7	—	—	100.0

2G Revenues	24.1	75.9	—	—	100.0

WAP	24.6	75.4	—	—	100.0
MMS	—	—	—	—	—
Java	100.0	—	—	—	100.0

2.5G revenues	24.6	75.4	—	—	100.0

Total	24.5%	75.5%	—%	—%	100.0%

BUSINESS HIGHLIGHTS

Throughout 2005 and in the first quarter of 2006, Hurray! continued executing on the following strategic initiatives:

•	Building balanced operator reach, emphasizing growth from China Mobile, China Telecom and China Netcom accounts;

•	Establishing full wireless value-added services platforms to include WAP, MMS, Java, SMS, IVR, and RBT platforms;

•	Building diversified marketing, promotion and distribution channels, emphasizing the operator-independent channels; and

•	Increasing differentiated products through in-house development and partnerships, focusing on music and music related products.

In the first quarter of 2006, the company made further progress in these areas as follows:

•	Wireless value-added services revenues generated from the China Mobile, China Telecom and China Netcom accounts grew 24.6% quarter-over-quarter and 179.1% year-over-year to $8.8 million for the quarter. As a percentage of total wireless value-added services revenues, they increased to 61.1% in the first quarter of 2006 from 48.7% in the previous quarter and 24.5% in the first quarter of 2005.

•	Wireless value-added services revenues generated from SMS, IVR, RBT, MMS, and Java™ platforms grew 22.1% quarter-over-quarter and 149.3% year-over-year to $8.8 million for the quarter. As a percentage of total wireless value-added services revenues, they increased to 61.1% in the first quarter of 2006 from 49.6% in the previous quarter and 27.4% in the first quarter of 2005.

•	Wireless value-added services revenues generated from operator-independent marketing, promotion and distribution such as Internet marketing alliances, direct media advertising and handset vendor partnerships reached approximately 29.0%, or $4.2 million, of total wireless value-added services revenues for the quarter, as compared with 21.7% in the previous quarter and approximately 5.0% in the first quarter of 2005.

•	Music related revenues from ringtone, ringbacktone, and truetone download or playback embedded in our WAP, MMS, SMS, IVR and RBT services have grown to represent approximately 47.0%, or $6.8 million, of total wireless value-added services revenues for the quarter, as compared with 45.0% in the previous quarter and 20.0% in the first quarter of 2005.

•	In the first quarter of 2006, Hurray! and Huayi Brothers Music partnered with Yahoo! China in promoting Jane Zhang’s first EP through Huayi Brothers Music’s offline channels, Yahoo! China’s Internet platform, and Hurray!’s wireless platforms. This marketing campaign alone generated record breaking offline EP sales of 300,000 units, or $0.5 million in revenues, at Huayi Brothers Music in the quarter.

•	Total music related revenues, representing revenues from our recorded music and our wireless value-added services with music content, were $8.3 million or about 52% of total content services revenues for the quarter.

“Hurray! has significantly improved its revenue mix and fundamentally resolved its business concentration issues within one year. In addition, we have made remarkable progress toward becoming a leading digital music production and distribution house in China. Going forward, we will drive for sustained growth in both revenues and profitability,” commented Mr. Wang.

Business Outlook

For the second quarter 2006, Hurray! expects its total consolidated revenues to be between $16.5 and $17.5 million.

Share Repurchase Program

In April 2006, Hurray!’s shareholders authorized the repurchase of up to $15 million worth of ADSs of the company.

As of May 19, 2006, Hurray! has put in place a scheduled purchase plan following 10B5-1 and other SEC rules and regulations and is ready to execute share repurchase program pursuant to such authorization.

Cost Reduction Program

To remain competitive in an operating environment that is experiencing continued margin erosion, Hurray! will start implementing cost-cutting programs to reduce headcount and operating expenses from its existing business (excluding newly acquired businesses) over the next two quarters, effective immediately. To kick off the program, CEO QD Wang and CFO Jesse Liu will take 25% reduction in salaries for the rest of 2006, starting from the month of June 2006.

Note to the Financial Information

The financial information in this press release has been extracted from unaudited financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the first quarter results at

Time:	9:00 pm Eastern Standard Time on May 18, 2006
or 9:00 am Beijing/Hong Kong Time on May 19, 2006

The dial-in number:	866-203-3436 (US)
617-213-8849 (international)
Password: 93285973

A replay of the call will be available from May 18, 2006 until May 25, 2006 as follows:

888-286-8010 (US)
617-801-6888 (international)
PIN number: 96873334

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1301604 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through SMS, IVR, RBT, WAP, MMS and Java wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

In addition, Hurray! is a leader in artist development, music production and offline and online distribution in China through its majority controlled record labels Huayi Brothers Music and Hurray! Freeland Music.

Hurray! also designs, develops, sells and supports a service provisioning and management software for mobile operators in China to manage wireless value-added services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31, 2006 (Unaudited)	As of December 31, 2005(1)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$78,277	$75,959
Accounts receivable	14,011	18,089
Prepaid expenses and other current assets	3,386	1,859
Amount due from related parties	79	—
Inventories	394	437

Total current assets	96,147	96,344

Deposits and other non-current assets	257	1,502
Property and equipment, net	2,427	2,536
Acquired intangible assets, net	5,753	3,312
Goodwill	27,422	23,026
Non-current deferred tax assets	154	140

Total assets	$132,160	$126,860

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$4,451	$3,731
Acquisition payable	932	154
Accrued expenses and other current liabilities	3,094	3,210
Amount due to a related party	—	202
Income tax payable	328	90
Deferred tax liability	363	248

Total current liabilities	9,168	7,635

Minority interests	2,979	605

Shareholders’ equity:
Ordinary shares	113	111
Additional paid-in capital	77,452	77,336
Retained earnings	40,821	39,899
Accumulated other comprehensive income	1,627	1,274

Total shareholders’ equity	120,013	118,620

Total liabilities and shareholders’ equity	$132,160	$126,860

(1)	December 31, 2005 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
	March 31, 2006	December 31, 2005	March 31, 2005
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$6,533	$6,078	$3,531
2.5G services	7,928	8,496	9,404
Software and system integration services	646	1,424	1,978
Recorded music	1,507	—	—

Total revenues	16,614	15,998	14,913

Cost of revenues:
2G services	5,031	5,492	1,722
2.5G services	4,420	3,715	4,091
Software and system integration services	484	158	586
Recorded Music	775	—	—

Total cost of revenues	10,710	9,365	6,399

Gross profit	5,904	6,633	8,514

Operating expenses:
Product development (including stock-based compensation expense of $5, $5 and $nil for the periods ended March 31, 2006, December 31, 2005 and March 31, 2005, respectively)	639	697	510
Selling and marketing (including stock-based compensation expense of $73, $10 and $nil for the periods ended March 31, 2006, December 31, 2005 and March 31, 2005, respectively)	2,821	2,791	1,985
General and administrative (including stock-based compensation expense of $13, $23 and $nil for the periods ended March 31, 2006, December 31, 2005 and March 31, 2005, respectively)	1,810	882	536

Total operating expenses	5,270	4,370	3,031

Income from operations	634	2,263	5,483

Other income, net	174	7	636
Interest income, net	619	553	20
Income tax expense	(323)	174	(559)
Minority interests	(182)	—	—

Net income	$922	$2,997	$5,580

Earnings per share, basic	$0.0004	$0.0014	$0.0032
Earnings per ADS, basic	$0.04	$0.14	$0.32
Earnings per share, diluted	$0.0004	$0.0013	$0.0031
Earnings per ADS, diluted	$0.04	$0.13	$0.31

Shares used in calculating basic earnings per share	2,229,854,010	2,219,045,975	1,742,740,800
ADSs used in calculating basic earnings per ADS	22,298,540	21,190,460	17,427,408
Shares used in calculating diluted earnings per share	2,245,876,853	2,243,429,037	1,787,720,156
ADSs used in calculating diluted earnings per ADS	22,458,769	22,434,290	17,877,202

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses that are not indicative of the Company’s core operating results. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net income under GAAP to adjusted EBITDA for the following periods:

	For the three months ended
	March 31, 2006	December 31, 2005	March 31, 2005
	(Unaudited)
Adjusted EBITDA:
Net income	$922	$2,997	$5,580
Add:
Interest expenses	—	—	27
Income tax expenses	323	55	559
Depreciation and amortization	892	552	513
Non-cash stock compensation expense	91	38	—
Less:
Interest income	(619)	(553)	(47)
Income tax credit	—	(229)	—

Adjusted EBITDA	$1,609	$2,860	$6,632

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-6518-8989 x 6806

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.